Filed by Entergy Corporation

	Pursuant to Rule 425 under the Securities Act of 1933

	      And deemed filed pursuant to Rule 14a-12
	       Of the Securities Exchange Act of 1934

		Subject Company: Entergy Corporation
		     Commission File No. 1-11299



The following information is contained on our internal website. You can visit Entergy and FPL Group merger website at:
http://www.dealinfo.com/fplgroup-entergy.



[Logo of Entergy]                                   [Logo of FPL Group]


	Entergy and FPL Merger Employee Information Center



   Entergy employees are invited to visit this website for the latest information and to e-mail questions about the merger.

		       [Picture of James Broadhead] [Picture of Wayne Leonard] [Service Territory Map]

	       Art Wiese, Jr., vice president, corporate communications
     Updated July 31, 2000 by Bryan Bennett (bbennetATentergy.com) and Carl Rhode
		   (crhodeATentergy.com), corporate communications

	       Entergy and FPL Merger Employee Information Center


			   Questions and Answers



8/09/00

Some of the press releases and other information quote 6.3 million customers in the combined company. I have also seen where FPL has seven million customers itself. Which is accurate?

FPL serves more than seven million people in Florida, more than half the state's population, but has 3.8 million customer accounts. Entergy serves
2.5 million customers. Therefore, the new company will serve over 6.3 million customers.

I noticed that three of the four reasons given for the merger referred to our ability to produce power. As with Wayne Leonard's meetings, little if anything is mentioned about the customers we serve. We are made to feel that this area of the company is not important.

Entergy and FPL both share a common corporate culture, dedicated to customer focus. Both Entergy and FPL customers will benefit from the merger:

- By facilitating the sharing of best practices, the combination allows the companies to improve already strong customer service even further, and to improve efficiency and ensure continued low prices

- Customers can count on the new company to carry on the values shared by both Entergy and FPL: customer service, environmental responsibility and good corporate citizenship

- The transaction is transparent to customers, as the same people continue to serve customers through the local utility they know

- We will not have any workforce reductions in our field operations - those employees on the front line providing customer service.

The new company has outstanding potential for enhanced performance and boasts utility operations with top-decile customer service and top-quartile system reliability.

Isn't this merger a violation of the PUCHA act?

As a regulated holding company, Entergy is subject to the provisions of the Public Utility Holding Company Act of 1935, which provisions include, among other things, the requirement that the operating companies of the holding company be integrated. The Securities and Exchange Commission previously has ruled that the integrated requirement can be met electrically, rather than physically. Thus, acquiring a transmission path between the two entities satisfies this SEC requirement. As part of the merger, Entergy has requested such a transmission path across the Southern electric system."

Since the number of shares is going to be cut in half, does that also mean that a dividend check will be half as much as it has been?

The merger company plans to adopt the dividend policy of FPL Group, which is currently $2.16/share. Because FPL Group's dividend is higher than ETR's, this will actually give ETR shareholders a 5% increase in dividends, as is shown in the following example:

Dividends to ETR shareholder before the merger:

10,000 shares X $1.20/share = $12,000/year

Dividends to ETR shareholder after the merger:

10,000 ETR shares X 0.585 exchange rate = 5,850 NEWCO shares

5,850 NEWCO shares X $2.16/share = $12,636/year

$12,636 / $12,000 - 1 = 5% increase

Is it correct to assume that using the 0.585 exchange factor, Entergy's stock value essentially drops 41.5% (1-.585) on the day of the merger?

No. In fact, Entergy's exchange ratio of 0.585 was established to keep both Entergy and FPL Group shareholders "whole" in terms of the relative value each will own in the merged company.

The merger is structured so as to create a new company with stock valued essentially equal to FPL's current value. Therefore, when the 0.585 exchange ratio is applied to FPL's share price of approximately $52, an ETR shareholder gets over $30 in value for each ETR share held (0.585 x $52=$30.42). So an ETR shareholder gives up one share of stock worth about $30 today, but gets .0585 shares of stock worth more than $50 in return. Again, the exchange ratio is designed to help keep shareholders "whole".

Wayne Leonard's comments, including those on the video clip, refer to "Florida Power Group". How is this distinguished from "FPL Group"? Since Florida Power Corp. (a subsidiary of Florida Progress in St. Petersburg, which is being acquired by Carolina Power & Light) and FPL, the utility subsidiary of FPL Group, are often confused in the media, the uninitiated might think that Florida Power has something to do with the merger. How is "Florida Power Group" distinguished from "FPL Group"?

Florida Power Corporation is not involved in any way with the merger. Entergy is planning to merge with FPL Group, which is short for "Florida Power and Light Group", hence the use of "Florida Power".

8/03/00

Our releases say that this is a merger of equals, but some news reports describe the deal as an acquisition by FPL Group. What is it?

This is a merger of equals. Merger of equals is a financial term and this one completely meets that definition.

It is on a technical accounting level structured as an acquisition because one of the companies has to book the transaction. FPL Group is the larger of the two companies so they will book the transaction. But, it is a merger of two companies who have voluntarily and in good faith negotiated a deal.

In a typical acquisition, the buyer pays a premium for the target. There was no premium involved. The .585 shares on the new yet unnamed company issued for each share of Entergy stock was based on a target value of $30. FPL Group for reasons of the merger had a stock price set at $50 and will swap one FPL share for one share in the new company.

Each company brings strengths to the new combined operations and will be well represented on the board of directors with eight members coming from FPL and the remaining seven from Entergy. The companies have very similar strategies and philosophies including firm commitments to safety, customer service, the environment and communities.

Including the current jurisdiction presidents, who will retain their positions, over half the officers named to date are from Entergy.

The merger offers both companies an opportunity to become a major player in the changing utility business as opposed to being taken over in an unsolicited bid where neither company would have had a say in how the company would be handled.

How was the exchange ratio determined that gives Entergy shareholders .585 shares of the new company's stock for each Entergy share they hold?

The exchange ratio is essentially based on two factors: the relative values of FPL and Entergy as determined by their stock market valuations (shares outstanding x stock price) and negotiation of relative value of both companies. FPL has fewer shares outstanding that are higher priced than Entergy, thus the higher exchange ratio value for FPL shares. On the day of the merger announcement, FPL's stock opened at $52 13/16. Multiplied by Entergy's exchange ratio of .585 yields $30.90, which was roughly Entergy's stock price at that same time.

Will the exchange ratio change over time as the respective share prices fluctuate?

No. The terms of the Merger Agreement keep the exchange ratio fixed. The practical effect of a fixed exchange is that shareholders from either company could gain or lose some value by the time the merger closes depending on the stock performance of their respective companies in relation to each other.

If the merger was in fact a good opportunity for Entergy shareholders, why did Entergy's stock drop so much on the day of the merger announcement?

Transactions of this magnitude and complexity are often met with some immediate skepticism and uncertainty from Wall Street. Entergy's stock on the day following the merger announcement in fact rebounded by over 10 percent. This significant and immediate rebound far exceeds the performance of other companies like American Electric Power and Unicom in the days immediately following their respective merger announcements.

How long will it be before we can expect to see a comparison of benefit and retirement plans?

Because we are so early in the lengthy merger process, answers to these questions are not yet available. Transition teams will be developed to ensure that matters such as these are effectively handled. As this information becomes available, it will be passed on to employees.

One year ago, Entergy signed a five-year agreement with SAIC outsourcing its information technology services. How will the merger impact that contract, especially given that IT services at FPL are in house?

It's too early in the merger process to determine how the merger will impact the SAIC contract. As with all other functions, the specific operational details for IT will be worked out during the transition effort with participation from both Entergy and FPL.

The SAIC contract is a five-year contract with an annual target setting process. Essentially, this structure affords Entergy the opportunity to be very flexible in making changes to the contract in response to changes in the business environment. At this time, we do not expect the merger to have any near term (18 months) impact to the SAIC contract.

Additionally, although Entergy is SAIC's largest New Orleans based client, SAIC has committed to maintain a strong presence in the New Orleans area and is currently working on growing their customer base in this geographic region.

Entergy has committed to expansion of the nuclear side of the business. What is FPL's position on this, and if different than Entergy's position, how is this business philosophy likely to be affected?

Entergy and FPL Group have similar philosophies regarding nuclear business. FPL Group's nuclear units are recognized as some of the best-run plants in the country. With Entergy's growing fleet, the new company will become the second-largest nuclear generator in the country, making it a premier national nuclear company, a strategic goal adopted by Entergy in 1998.

7/31/00

Why a merger?

   * The merger creates a top-performing energy company that will be ranked the:
   * #1 electric utility in the U.S. with 6.3 million customers,
   * #1 power producer with a generating capacity of more than 48,000 megawatts,
   * #2 nuclear power generator with more than 10,000 megawatts.
   * #2 market capitalization among utilities at $16.4 billion.

In addition, the combined company will be one of the nation's largest independent power producers and, through Entergy's venture with Koch Industries, one of the largest marketers of both electric power and natural gas. It also will be the world market leader in weather derivatives. We expect tremendous potential for enhanced performance and accelerated growth. Both companies are strong operators, particularly of nuclear and natural gas-fired generation plants, with a relentless focus on system reliability and customer service. In addition to strengthening our utility operations, we will be creating one of the largest and most financially sound wholesale generating companies, with all the critical capabilities in place to ensure even greater success. By combining our premier operating skills, solid project development expertise and vast energy marketing and trading resources, we can build a leading energy company. In summary, we believe the combination of our complementary strategies, skills, geographies and corporate cultures will make this an unbeatable combination.

Why did the Entergy and FPL board of directors approve this merger?

FPL and Entergy board of directors determined that this merger would create a super-regional utility that would have the necessary scope and scale, as well as highly complementary strategies and world-class skills, to be successful in the increasingly changing electric industry marketplace. Through this merger, our new company is expected to be able to better serve our customers, as well as accelerate growth in new markets. This should result in higher returns for shareholders and also provide added opportunities for our employees in the future.

How long have the two companies been working on this merger? Why didn't you tell us before now? Who approached the other first?

FPL and Entergy first began discussions earlier this year. We discovered that we had complementary growth strategies and shared a vision of providing low-cost, highly reliable service to our customers and pursuing growth through development of clean, efficient generation. We explored a variety of strategic alternatives to grow our company and enhance our performance. Discussion about a possible merger had to be kept confidential for a variety of reasons, including legal ones, until the boards of both companies had considered and approved the proposal and a definitive agreement was reached.

When will the merger be completed? What approvals are needed?

Both companies' objective is to complete the transaction within 15 months. It requires the approval of both the Entergy and FPL shareholders and the U.S. Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Federal Communications Commission, and the Nuclear Regulatory Commission; the expiration or termination of the Hart-Scott-Rodino waiting period required for proposed mergers; and completion of the regulatory procedures of the five states in the two companies' service region and by the New Orleans City Council.

In the interim before the deal closes, what can employees expect?

First and foremost, employees can expect to be kept informed. As new information regarding the merger becomes available, employees will receive it immediately. Beyond that, employees should focus their efforts, as they have in the past, on serving our customers well and assuring that the Entergy and FPL both remain successful. A transition team composed of managers from both companies will work together to identify ways we can most effectively combine the companies so we can share our best practices with each other.

Where will the corporate headquarters be located?

The corporate headquarters for the new company will be located in Juno Beach, Florida, where FPL has been headquartered. New Orleans, however, will continue to be a major corporate center. The new company's overall Utility Group will be headquartered in New Orleans, and a significant number of administrative and support jobs will be required to assist that Group in its work. Operational employees, such as linemen, will not be affected. And, because each operating utility will retain its current headquarters, New Orleans will continue to be home to Entergy New Orleans, the utility company that serves the city.

Where will the headquarters be for nuclear, fossil, utility, and other business groups?

The Utility Group will be headquartered in New Orleans and the jurisdictional headquarters of the six individual utilities within the combined company will remain where they presently are - in New Orleans; Beaumont, Tex.; Little Rock, Ark.; Jackson, Miss.; Juno Beach, Fla.; and Baton Rouge, La. Wholesale operations will be headquartered in Houston, with a substantial presence in Juno Beach, Fla. The cities where other groups will be located has not yet been determined.

Who will be in charge of the new company?

James L. Broadhead, the current chairman and chief executive officer of FPL, will serve as chairman of the merged company. J. Wayne Leonard, the current chief executive officer of Entergy, will serve as president and CEO. His principal office will be in Juno Beach, the new corporate headquarters.

What other executives have been determined thus far?

Paul Evanson of FPL will become president of the Utility Group and also retain his position as president of Florida Power & Light Co., FPL's operating utility. The five presidents of Entergy's operating utilities-Dan Packer of Entergy New Orleans, Renae Conley of Entergy Louisiana, Hugh McDonald of Entergy Arkansas, Joe Domino of Entergy Gulf States, Carolyn Shanks of Entergy Mississippi-retain those positions and report to Evanson. Don Hintz of Entergy will become president of the Operations Group. Reporting to Hintz will be: Tony Rodriguez of FPL, who will become president of Fossil Generation Operations; Jerry Yelverton of Entergy, who will be president of Nuclear-Northeast, Southwest and Midwest Regions and Acquisitions; and Tom Plunkett of FPL, who will be president of Nuclear-Southeast Region and Best Practices. John Wilder of Entergy will be president of the combined company's non-regulated businesses. One of his direct reports will be Geoff Roberts of Entergy, who will serve as president of power development-fossil. Other members of the management team will be Lew Hay, III of FPL, who will be executive vice president and chief financial officer; Dennis Coyle of FPL, who will be executive vice president and general counsel; and Larry Kelleher of FPL, who will be executive vice president, human resources and corporate services.

How can this be a merger of equals if FPL's CEO becomes Chairman, FPL has a majority of the board seats, and the new headquarters is in FPL's home city?

Merger of equals is a financial term and this transaction completely fits its definition. Of the two top management positions, one will be filled by a FPL executive (chairman of the new company) and one by a Entergy executive (CEO). Of the next 10 most senior officials, six will come from FPL and four from Entergy. Of the 15 initial board members, eight will come form the FPL board and seven from the Entergy board (and the merger agreement provides for board membership between Entergy and FPL to be equalized sometime after the first anniversary of the transaction.) We believe the combination will be an excellent fit since the companies have complementary strategies, skills, geographic and corporate cultures.

What happens to FPL's and Entergy's union contracts?

All union contracts that are in place at the time of the closing will continue to be honored.

What will the new company be called?

That hasn't been decided yet. A new name will be determined before the transaction closes.

Which FPL and Entergy board members will serve on the new company's board of directors?

That has not been determined yet. That will be decided before the transaction closes.

Does this mean our strategies have changed?

No. In fact, Entergy and FPL have very similar strategies. We have both divested of non-core businesses and are focused on enhancing our utility operations. At the same time we are rapidly growing our wholesale generation businesses with emphasis on clean energy from nuclear and natural gas.

How different is Entergy's corporate culture from FPL's?

Both companies share a very similar corporate culture, dedicated to safety, operational excellence, customer focus, environmental stewardship, corporate citizenship, and diversity in the workforce.

How does this impact our focus on safety?

Both FPL and Entergy have a strong focus on safety and excellent safety records. We anticipate that through sharing best practices, the new company will be even better in this area.

What is it that the two companies can create together that we couldn't do on our own?

The merger creates a scope and scale of benefits that neither company could achieve independently. To cite just a few examples:

   * Adding FPL's four nuclear units enhances Entergy's already strong nuclear operation and expands opportunities to attract and retain such top talent.
   * Adding FPL's substantial independent power business provides more capacity for Entergy's Koch Industries venture to trade around.
   * FPL's leadership in wind and other renewable generation complements Entergy's own portfolio of clean generation.
   * Our combined financial resources will be better able to withstand changes in the marketplace and to pursue attractive growth opportunities.

The similarities in our strategies and values make our cultural and operational integration more effective, which will help create value for shareholders and customers more quickly.

Entergy's CEO has said bigger is not better, and that mergers were not part of our strategy. What changed?

Bigger isn't better in every case. In this merger, however, one of the nation's largest energy companies with a super-regional utility operation will be formed, one that we expect to have tremendous potential for enhanced performance and accelerated growth. Both companies have complementary strategies, skills, and geographies, and corporate cultures. This combination is an excellent fit because both companies are strong operators, particularly of nuclear and natural gas-fired generation plants, with a relentless focus on system reliability and customer service. In addition to the enhanced opportunities in our regulated businesses, we expect our combined independent power projects to drive higher growth as we are able to increase the amount of competitive energy we sell into key markets.

Will any jobs be eliminated and how will they be determined?

The new company will have nearly 24,000 employees. We do anticipate some job reductions, particularly in corporate areas where there could be duplication of jobs, but we have not identified those specifics yet. In some cases, employees may be asked to assume new roles and responsibilities. The merged company will work to minimize the impact on employees through reduced hiring and attrition, and special packages. All union contracts in place at the time of the closing will be honored.

What kinds of jobs will most likely be eliminated?

The most likely areas for duplication of jobs would be in administrative and general functions, such as those in corporate staff.

Will most of us keep our same supervisors?

It is much too early in the process to know the answers to those types of questions. However, as organizational issues are resolved they will be communicated as quickly as possible.

What will happen to overlapping positions?

As with any merger, it is inevitable that there will be some overlap in jobs, particularly in the corporate offices. We will strive to avoid involuntary reductions in force through proactive actions. These steps will include

   * Anticipate the need for staffing reductions as far in advance as feasible and mitigate the need for layoffs as much as possible through attrition, transfers, etc.;
   * Offer voluntary severance and outplacement assistance;
   * Identify openings in all organizations throughout the company and actively support qualified displaced employees bidding on openings;
   * Provide retraining for qualified employees who are accepted for new jobs, and limited moving expenses for employees who are accepted for new jobs;
   * Last, involuntary severance and outplacement assistance for employees unable to be placed in jobs.

Where, both operationally and geographically, are jobs going to be eliminated?

That is an issue that will be resolved by transition teams as they look at how the new company will be structured.

Will any facilities be shut down?

We do not expect any facilities will be closed as a result of this merger. However, we will continue to evaluate our operations, including facilities, to make sure we are operating efficiently and will make adjustments when needed.

How many employees will be relocated because of this decision?

That is an issue that will be resolved by transition teams as they determine how the new company will be structured.

How will staffing at various levels of the new company be determined?

During the period of regulatory review, teams of managers from both companies will be formed to help integrate them into a single entity.

How are we planning to keep our key employees?

Once this merger is finalized, the new company will be one of the largest electric utilities in the nation and a leader in power development and trading. We believe that many of our employees will want to be a part of the new company.

Does this mean hiring freezes? What about current open vacancies?

We don't anticipate any hiring freezes at this time, particularly in field operations.

What are you planning to do for employees who lose their positions or who don't want to move to the new headquarters city?

Entergy recognizes and appreciates the contributions employees have made to the success of the company. We are committed to support successful careers for our employees. Within this commitment, we will strive to avoid involuntary reductions in force through proactive actions. These steps will include:

   * Anticipate the need for staffing reductions as far in advance as feasible and mitigate the need for layoffs as much as possible through attrition, transfers, etc.;
   * Offer voluntary severance and outplacement assistance;
   * Identify openings in all organizations throughout the company and actively support qualified displaced employees bidding on openings;
   * Provide retraining for qualified employees who are accepted for new jobs, and limited moving expenses for employees who are accepted for new jobs;
   * Last, involuntary severance and outplacement assistance for employees unable to be placed in jobs.

What type of voluntary severance package will be offered to employees whose jobs are eliminated?

We have not determined what types of programs might be offered but would expect them to be fair and competitive in the marketplace.

How will employees benefit from this merger?

Employees should be afforded additional career development and advancement opportunities as the combined company grows.

Will the company offer any early retirement packages?

That is an issue that will be resolved by transition teams as they look at how the new company will be structured.

What happens to employees' current compensation and benefits?

We will continue to offer benefits and compensation programs that are competitive relative to local and national market practices. When you combine two companies, you would expect some similarities and differences between programs. As transition teams review these programs, there may or may not be opportunities to combine plans.

Will post-retirement medical and life insurance programs be affected by this merger?

No significant changes to these programs are anticipated, except for changes made periodically to keep the plan competitive.

What happens to employee stock options?

At the time of closing Entergy employees will have the choice that all shareholders have to convert their Entergy shares to stock in the new company or to receive cash. For each share of Entergy common stock in the 401(k) account, an Entergy employee will receive 0.585 share of the combined company. The exchange rate is based on the stock prices for Entergy and FPL on the day of the merger agreement. More details about this activity will be provided soon.

What happens to my pension?

Your accrued retirement plan is protected by law. Going forward, we will continue to have competitive pension plans. Transition teams will review both plans to determine if there are opportunities to combine the plans.

Will the matching for 401(k) accounts remain the same?

The 401(k) plan will remain in place much as it is today. However, at the time of closing, your Entergy or FPL shares will be converted to stock in the new company. For each share of Entergy stock in your 401(k) account, you will receive 0.585 shares of the new, combined company. After the closing, your contributions will be matched by the new company in the form of shares in the new company. More details about this activity will be sent to you at a later date.

How does this merger impact Entergy's two new partnerships - one in power marketing and trading and the other in power plant engineering and construction?

We expect these innovative ventures with Koch Industries on electricity and natural gas trading and with The Shaw Group on power plant engineering and construction will provide added benefits to the combined company as it grows its wholesale generation portfolio. The new company's larger wholesale business will increase the potential value of these ventures.

If the combined company creates one regulated business group and one unregulated business group, shouldn't we be expecting some job reductions and relocation of employees?

While some of the regulated areas of the company may experience job reductions as we move closer to competition, we anticipate the non-regulated side of the business will grow. With that growth should come expanded job opportunities for employees.

Is Entergy going to continue its aggressive nuclear acquisition strategy?

The combined company will be a premiere national nuclear operator and one of the largest nuclear-powered electricity generators in the country. With the addition of FPL's four nuclear units, the new company will have more than 10,000 megawatts of nuclear capacity. We expect the new company to continue the Entergy strategy of becoming a national leader in nuclear generation.

How does this impact Entergy's energy marketing and trading organization?

Once merged, we will be one of the largest energy marketing and trading operations in the country. The company expects its trading organization to enhance its utility and wholesale operations. It also anticipates developing new products, as Koch did with weather derivatives, to generate additional revenue opportunities.

Which operational groups will be combined?

Ultimately, all operational groups from the two companies will be combined.

What about the commitments Entergy has made to reinvest in the communities we serve?

Entergy has a strong commitment to reinvest in the communities it serves and expects to continue that commitment.

By moving the corporate headquarters away, won't Entergy be leaving Louisiana without a single Fortune 500 corporation. Won't that be a crippling blow to efforts to attract other businesses there?

New Orleans will remain a major center for the new merged company. The Utility Group will be headquartered here and, of course, that is the largest single element of the company. It will be supporting six operating utilities, not just the five Entergy now has, and will serve 6.3 million customers, compared to Entergy's 2.5 million. A substantial number of administrative positions will be required to support the Utility Group. Operational employees based in New Orleans such as linemen will not be affected. And New Orleans will remain the headquarters for Entergy New Orleans, the utility that serves the city.

What will this merger mean in terms of our cultural, charitable and educational activities here and in other cities where we have facilities?

The new company will remain committed to the same values and sense of corporate citizenship shared by Entergy and FPL. We anticipate remaining a significant presence in the cultural and civic lives of both the New Orleans and Juno Beach areas.

How does this decision impact Entergy's commitment to low-income initiatives in its home area?

Entergy has a strong long-term commitment to low-income initiative in the regions we serve and we fully intend to maintain those programs. We will honor the commitment we have made to support the economic development of the communities we serve and to help meet the needs of low-income customers in our region.

How will this impact reliability and customer service?

FPL is a premier utility, ranked in the top 10 percent of the industry in plant operations and customer service and in the top 25 percent for system reliability. Over the past two years, Entergy has focused on improving service to its customers, and those efforts are reflected in higher customer satisfaction and fewer complaints. Entergy is committed to continued improvement in service and reliability-sharing best practices with FPL, once of the best in the business, will help do that.

How will this transaction impact Entergy's/FPL's position on deregulation?

We don't anticipate any changes.

How do you expect regulators to react to this proposal? Are we jeopardizing the relationships we have built with our regulators?

We hope regulators will view the merger as one that benefits shareholders and customers and that creates a new company that will be an even stronger, better operator than its two components have been individually.

How do you envision this deal impacting planned deregulation in our service areas where the process is already underway?

We do not anticipate the deregulation timetable will change in either of the states, Texas and Arkansas, where it is underway.

How will this merger impact the current transition to competition agenda and timetable?

We do not anticipate any change in either the transition agenda or timetable.

Will this decision impact Entergy's plans to form a Transco?

No.

When and where can I go to get my questions about the merger answered?

Further information will be provided on a regular basis between now and the time of closing. Check Inside Entergy and the EntergyNET website for updates. You can also direct questions to your supervisor or e-mail questions to feedback@entergy.com




	  Art Wiese, Jr., vice president, corporate communications
  Updated August 10, 2000 by Bryan Bennett (bbennetATentergy.com) and Carl
	    Rhode (crhodeATentergy.com), corporate communications

	Entergy and FPL Merger Employee Information Center


  FPL Group, Inc. Chairman and CEO        Entergy CEO Wayne Leonard's
  James Broadhead's comments on the       comments on the merger.
  merger.

  [Picture of James Broadhead]            [Picture of Wayne Leonard]
  This morning,                           Good Morning Everyone.
  July 31st, we announced the merger of
  two great companies, FPL Group and      For those of you who might not
  Entergy.                                know me, I'm Wayne Leonard,
					  Chief Executive Officer of
  This merger - a merger of equals -      Entergy Corporation.
  will create one of the largest and
  strongest power companies in the        As Jim mentioned, this merger
  nation. With a combined 6.3 million     of equals will create the
  customers, we'll be the number one      largest electric utility in the
  electric utility, spanning the Gulf     U. S.
  Coast from Florida to Texas.
					  We will become the nation's
  Including our regulated and             largest power producer.
  unregulated power plants, we'll be
  the second largest power producer in    The new company will leverage
  the nation. And we'll become one of     strategically positioned assets
  the largest energy marketing and        to create a premier energy and
  trading organizations.                  communications company and it
					  will be one of the largest
  I'll be the chairman of the newly       marketers of natural gas.
  formed company and Wayne Leonard, the
  CEO of Entergy, will be the President   We intend to establish a strong
  and CEO.                                position in competitive
					  markets, wholesale energy
  While the headquarters of the new       generation, trading marketing
  company will be in Juno Beach, the      and transportation as well as
  headquarters of the combined utility    telecommunications in the
  operations will be in New Orleans.      United States and Europe.
  The headquarters of each of our six
  utilities will not change however.      FPL Group is a natural partner
					  for us. We share similar
  Because it is extremely important       corporate cultures, commitment
  that financial analyst and              to environmental stewardship,
  representatives of our largest          corporate citizenship and
  shareholders fully understand the       diversity in the workforce.
  strategic implications of this
  merger, Wayne and I will spend the      Both companies are committed to
  next few days travelling to meet with   strong utility operations.
  them. While we are unable to answer
  your questions in person today, other   We have based our success on
  members of our management team will     excellent customer service,
  be meeting with you to discuss this     strong attention to worker
  very exciting opportunity.              safety, and improved
					  reliability and improving
					  regulatory relationships.

					  That's a winning formula.

					  And sharing our best practices
					  will enable the new company to
					  improve service to our
					  customers even further, improve
					  efficiency and ensure lower,
					  competitive prices.

					  New Orleans will be the
					  headquarters city for this
					  newly formed utility group.

					  As Jim said, the headquarters
					  of the new holding company will
					  be in Juno Beach, Florida, but
					  the new utility operations
					  headquartered in New Orleans
					  will be larger in size and
					  scope than the operations
					  presently headquartered in the
					  Crescent City.

					  The merger of two companies of
					  the size and scope of FPL and
					  Entergy is a huge undertaking.

					  There are numerous regulatory
					  and legal approvals that must
					  be obtained before the merger
					  is finalized. We expect that
					  could take anywhere between 12
					  to 18 months.

					  I know you have many questions
					  today, particularly about jobs
					  and benefits, many of which
					  have not been answered yet.

					  Feel free to ask the leader of
					  this session any question you
					  want. Those questions for which
					  we have answers will be given
					  to you today.

					  Transition teams from both
					  companies will be formed to
					  identify ways we can most
					  effectively combine the
					  companies and to develop
					  answers to all of your
					  concerns.

					  You will be kept informed as
					  this information comes
					  available.

					  I do know that we anticipate
					  the vast majority of our
					  employees will remain at their
					  current work sites, which means
					  that our customers will
					  continue to be served by the
					  same people and through the
					  same local utility they know.

					  It goes without saying, but I
					  want you to know that our
					  involvement in and commitment
					  to the communities we serve
					  will not diminish.

					  In the weeks and months ahead,
					  Jim and I will strive to meet
					  with as many of you as we can
					  -- face to face -- to reinforce
					  our strategy and tell you more
					  about how important this merger
					  is to you, our shareholders and
					  our customers.

					  In the meantime, we know that
					  you will to keep keenly focused
					  on the business at
					  hand...serving our customers
					  well.


	  Art Wiese, Jr., vice president, corporate communications
Updated July 31, 2000 by Bryan Bennett (bbennetATentergy.com) and Carl Rhode
	       (crhodeATentergy.com), corporate communications

	Entergy and FPL Merger Employee Information Center

SEC Required Disclosures

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995

This webs site contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone:
(561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.


	  Art Wiese, Jr., vice president, corporate communications
   Updated July 31, 2000 by Bryan Bennett (bbennetATentergy.com ) and Carl
	     Rhode (crhodeATentergy.com ), corporate communications

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.